Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Macrofit, Inc.
4946 Bellaire Ave
Los Angeles, CA 91607
https://www.joinfitapp.com/

Up to $474,486.21 in Class A Common Stock at $1.59
Minimum Target Amount: $9,999.51

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Macrofit, Inc.
Address: 4946 Bellaire Ave, Los Angeles, CA 91607
State of Incorporation: DE
Date Incorporated: October 03, 2018

Terms:

Equity

Offering Minimum: $9,999.51 | 6,289 shares of Class A Common Stock
Offering Maximum: $474,486.21 | 298,419 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.59
Minimum Investment Amount (per investor): $249.63

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Loyalty Bonus Perk: 20% bonus shares

Time-based Perk: 10% bonus for first 72 hours

Volume

Tier 1 Perk: $1k. Lifetime access to the app

Tier 2 Perk: $2500. 5% bonus shares

Tier 3 Perk: $5k: 10% bonus shares

Tier 4 Perk: $10k: 15% bonus shares

Tier 5 Perk: $20k: 25% bonus shares

Tier 6 Perk: $50k: 40% bonus shares

Tier 7 Perk: $100k: 50% bonus shares

Tier 8 Perk: $150k: 60% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MacroFit, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.59 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $159. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MacroFit, Inc. ("MacroFit" or the "Company") is a connected fitness brand that partners with influencers and pairs world-class subscription content with innovative fitness hardware. In the Company's first 3 years of business, it has generated over $10M in revenue, with less than $1M of outside capital raised and is gearing up for the launch of its connected strength training device and heated foam roller in Q4 of 2022.

By partnering with leading sports and fitness influencers, Fit! prioritizes content and community and has a built-in growth engine. The team leverages the fitness community and influencers to innovate new hardware solutions for fitness equipment at affordable prices.

The team focuses on proprietary hardware that's flexible, modular, space-saving, and fast to market.

Fit! makes money off of content subscriptions and hardware sales.

MacroFit, Inc. owns the IP of all the content and programs we shoot and have a patent pending on the Fit! Home Gym.

Competitors and Industry

Industry

The Fit App by MacroFit, Inc. operates in the connected health & fitness space. The at-home fitness industry was estimated at $16B in 2020 and is projected to grow at a rate of 2.75% per year between 2021 and 2026. (Source: Mordor Intelligence)

Competitors

The Company has several major competitors in the fitness market. Some of the top competitors in our industry include Peloton, Tonal, and Beachbody. Peloton is the industry leader in cycling fitness and the Company's largest competitor in the fitness industry. Tonal also owns a significant market share in the at-home strength training fitness market. Beachbody is also a competitor focusing on mainly fitness programs but is starting to get into the hardware space. Peloton is currently valued at $14B. Despite the present competitive landscape, the Company stands out in our unique approach to growing through modern-day fitness creators on Instagram and Tik Tok. Our unique approach leverages influencers, content, and a variety of sports and fitness verticals to bring connected fitness to a bigger market versus the much more expensive options today.

Current Stage and Roadmap

Current Stage

The Fit! App is live for iOS, Android, iPad, and Apple TV with over 50 instructors. Fit has two hardware products fully launched in the Fit! Home Gym and P-bars. The Fit! Home Gym has done over $2.9M in sales in its first couple of years.

Future Roadmap

By the end of 2022, we'll be launching our heated foam roller and our smart strength training device, The Newton, for pre-orders.

The Team

Officers and Directors

Name: Michael DeVerna

Michael DeVerna's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO, and Director
  Dates of Service: August, 2018 - Present
  Responsibilities: Company Vision, Recruiting. Michael currently receives a $120k salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Health Tech industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Newton. Delays or cost overruns in the development of our Newton and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Adam Frater	3,750,000	Class B Common Stock	29.72%
Michael DeVerna	5,000,000	Class A Common Stock	39.63%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE, SAFE, SAFE, SAFE, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 298,419 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 14,000,000 with a total of 7,086,310 outstanding.

Voting Rights

1 vote per share

Material Rights

The amount outstanding includes 1,168,139 shares to be issued pursuant to stock options issued, and 2,096,462 shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 5,600,000 with a total of 5,531,855 outstanding.

Voting Rights

10 votes per share.

Material Rights

The amount outstanding includes 461,922 shares to be issued pursuant to stock options, reserved but unissued.

Refer to the Amended & Restated Articles of Incorporation, attached to the Offering Memorandum as Exhibit F, for a description of material rights.

SAFE

The security will convert into Safe preferred stock, or common stock (in the case of a liquidity event, if the investor does not choose the cash option) and the terms of the SAFE are outlined below:

Amount outstanding: $73,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $3,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

If there is a Dissolution Event before the Safe expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE

The security will convert into Safe preferred stock, or common stock (in the case of a liquidity event, if the investor does not choose the cash option) and the terms of the SAFE are outlined below:

Amount outstanding: $312,600.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

If there is a Dissolution Event before the Safe expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE

The security will convert into Safe preferred stock, or common stock (in the case of a liquidity event, if the investor does not choose the cash option) and the terms of the SAFE are outlined below:

Amount outstanding: $80,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

If there is a Dissolution Event before the Safe expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE

The security will convert into Safe preferred stock, or common stock (in the case of a liquidity event, if the investor does not choose the cash option) and the terms of the SAFE are outlined below:

Amount outstanding: $182,750.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $18,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

If there is a Dissolution Event before the Safe expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

SAFE

The security will convert into Safe preferred stock, or common stock (in the case of a liquidity event, if the investor does not choose the cash option) and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

If there is a Dissolution Event before the Safe expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $648,350.00
  Use of proceeds: Marketing
  Date: April 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $143,513.66
  Number of Securities Sold: 80,373
  Use of proceeds: Marketing, Inventory, Company Employment
  Date: February 16, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2020</u>

Revenue

Revenue for fiscal year 2020 was $4.3M compared to $4,255,218 in fiscal year 2021.

Strong sales on the content and app as well as increase of sales in the home gym accounted for another strong year.

Cost of sales

Cost of Sales for fiscal year 2020 was $734k compared to $1,879,334 in fiscal year 2021.

Significant growth in the hardware side of the business with the Fit! Home Gym leading the way caused the increase in cost of sales.

Gross margins

Gross margins for fiscal year 2020 were 83% compared to 55% in fiscal year 2021.

A slight decrease in gross profit with the increase in the hardware side of the business,

Expenses

Expenses for fiscal year 2020 were $3,299,604 compared to $4,009,604 in fiscal year 2021.

Investments in inventory and supply chain caused an increase in expenses for 2021.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we have proven revenue streams for both content and hardware. Past cash was primarily generated through content sales and subscriptions as well as hardware sales. Our goal is to increase our yearly revenues to $10M / year in 2023 with recurring revenue surpassing $1M / year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2022, the Company has capital resources available in the form of 143,923.88.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign, which include profitability and other equity fundraising interest.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $10.3k over the last quarter for expenses related to salaries; inventory; and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 of months or longer. This is based on increasing our marketing and growth spending and increasing the current monthly burn rate to up to

$18k /month for expenses related to salaries; inventory; R&D and reaching profitability before raising more funding.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the future, the Company may consider additional equity financing to accelerate growth but has not decided on anything related to that.

Indebtedness

- **Creditor:** ClearCo
  Amount Owed: $150,456.00
  Interest Rate: 0.0%
  During fiscal year 2021, the Company entered into the finance agreement with ClearCo in the initial amount of $220,000 and fixed interest fee of $26,400. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $150,456 and $0 and entire amount is classified as the current portion.

- **Creditor:** Michael DeVerna
  Amount Owed: $31,678.00
  Interest Rate: 0.25%
  As defined by the Contract interest will be computed as simple interest on the unpaid principal balance hereof at a variable rate equal to the Annual AFR for Short-term loans. Simple interest will be based on annual compounding, with allocated simple interest calculations performed each month based on the applicable Short-Term Annual AFR for the month divided by twelve months times the unpaid principal balance on the last day of the prior month. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

- **Creditor:** SAFEs
  Amount Owed: $648,850.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this SAFE, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this Safe, the Investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the

Conversion Price, if the investor fails to select the cash option. If there is a Dissolution Event before this Safe expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- **Creditor:** Michael DeVerna
  Amount Owed: $57,000.00
  Interest Rate: 0.0%
  During the mentioned period, the Company issued one demand grid promissory note its owner and officer, Michael DeVerna in the amount of $57,000. The note bears interest rate of annual AFR for short-term loans. The accrued interest and the entire principal shall be due and payable on demand at owner request.

- **Creditor:** Simple Agreement for Future Equity (SAFEs)
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  The company issued two Simple Agreement for Future Equity (SAFEs) in the aggregate amount of $25,000, with valuation cap of $15,000,000 and no discount rate.

Related Party Transactions

- **Name of Entity:** Michael DeVerna
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Demand grid promissory note
  Material Terms: From December 31, 2012, through September 9, 2022, the Company issued one demand grid promissory note to the shareholder owner and officer, Michael DeVerna in the amount of $ 96,089. The notes bear interest rate of annual AFR for short-term loans. The accrued interests together the entire principals shall be due and payable on demand at owner request. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $0 and $31,678.

Valuation

Pre-Money Valuation: $20,062,882.35

Valuation Details:

MacroFit, Inc. determined its pre-money valuation based on the following:

Projected Earnings Based on Prior Revenue

The Company generated $4.1M in revenue in 2021. Sales of the Fit! Home Gym grew 2x year on year and we project an even bigger growth increase for 2023 with our retail partnerships. This valuation is about a 6X multiple of 2021 revenue.

Management Experience and Prior Success

Mike DeVerna, the co-founder and CEO of the Company, has over 15 years of experience scaling tech-enabled, consumer companies to millions of users. As COO, and part of the founding team at Wag! he helped go from idea to over 100 cities launched and 300 employees.

Previously, Mike led viral growth at BranchOut, a professional-networking app that was acquired by Hearst Media and successfully grew to over 30M registered users.

Mike has also served as an advisor and consultant to other successful marketplace companies like HIRED and Wheels - and has a vast network of silicon-valley and silicon-beach talent to tap into as Fit! Fulfills its mission to democratize connected fitness.

Fully-Diluted Share Calculations

The Company currently has 12,618,165 shares outstanding calculated on a fully-diluted basis. Multiplying this amount by the price per share of $1.59 produces a pre-money valuation of $20,062,882.35.

Conclusion

Based on its own analysis of the above, the Company believes its pre-money valuation of $20,062,882.35 is reasonable and accurate.

Disclaimers

MacroFit, Inc. set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $698,350 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.51 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $474,486.21, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  32.0%
  With several innovative products, we'll need to invest in marketing and distribution to bring these to scale.

- *Inventory*
  32.0%
  We'll need to invest in inventory to keep up with demand for our innovative hardware products.

- *Company Employment*
  30.5%
  We'll need to hire world class hardware, firmware, and software engineers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.joinfitapp.com/ (https://www.joinfitapp.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fitapp

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Macrofit, Inc.

[See attached]

MACROFIT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
MacroFit, Inc.
North Hollywood, California

We have reviewed the accompanying financial statements of MacroFit, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 30, 2022
Los Angeles, California

MACROFIT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	142,905	$	454,970
Prepaids and Other Current Assets		30,355		-
Total Current Assets		**173,260**		**454,970**
Property and Equipment, net		23,611		-
Security Deposit		18,995		56,693
Total Assets	**$**	**215,866**	**$**	**511,663**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	324,553	$	5,280
Credit Cards		32,210		18,710
Forward Financing		150,465		-
Shareholder Loan		-		31,678
Deferred Revenue		504,776		156,159
Other Current Liabilities		199,201		-
Total Current Liabilities		**1,211,205**		**211,828**
Simple Agreement for Future Equity (SAFEs)		648,850		263,000
Total Liabilities		**1,860,055**		**474,828**
STOCKHOLDERS EQUITY				
Class B Common Stock		51		51
Class A Common Stock		50		50
Treasury Stock		(5,000)		(5,000)
Additional Paid in Capital		179,999		153,505
Retained Earnings/(Accumulated Deficit)		(1,819,289)		(111,770)
Total Stockholders' Equity		**(1,644,189)**		**36,835**
Total Liabilities and Stockholders' Equity	**$**	**215,866**	**$**	**511,663**

See accompanying notes to financial statements.

MACROFIT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 4,255,218	$ 3,361,309
Cost of Goods Sold	1,892,334	625,432
Gross profit	2,362,884	2,735,877
Operating expenses		
General and Administrative	1,626,441	816,740
Research and Development	17,380	-
Sales and Marketing	2,426,568	1,866,120
Total operating expenses	4,070,389	2,682,860
Operating Income/(Loss)	(1,707,505)	53,016
Interest Expense	13	504
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,707,519)	52,512
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,707,519)**	**$ 52,512**

See accompanying notes to financial statements.

MACROFIT INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Class B Common Stock		Class A Common Stock		Tresuary Stock (Class B)		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2019	**5,093,078**	**$ 51**	**-**		**-**	**-**	**$ 4,362**	**$ (164,282)**	**$ (159,870)**
Issuance of Common Stock			5,000,000	$ 50			139,950		140,000
Repurchase of Stock	(23,145)	$ (0)			23,145	$ (5,000)			(5,000)
Share-Based Compensation							9,193		9,193
Net income/(loss)								52,512	52,512
Balance—December 31, 2020	**5,069,933**	**$ 51**	**5,000,000**	**$ 50**	**23,145**	**$ (5,000)**	**$ 153,504**	**$ (111,770)**	**$ 36,835**
Share-Based Compensation							26,494		26,494
Net income/(loss)								(1,707,519)	(1,707,519)
Balance—December 31, 2021	**5,069,933**	**$ 51**	**5,000,000**	**$ 50**	**23,145**	**$ (5,000)**	**$ 179,999**	**$ (1,819,289)**	**$ (1,644,190)**

See accompanying notes to financial statements.

MACROFIT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,707,519)	$	52,512
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,801		-
Share-based Compensation		26,494		9,193
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(30,355)		-
Accounts Payable		319,273		5,280
Deferred Revenue		348,617		156,159
Credit Cards		13,500		18,710
Other Current Liabilities		199,201		-
Security Deposit		37,698		(56,693)
Net cash provided/(used) by operating activities		**(791,289)**		**185,161**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(25,411)		-
Net cash provided/(used) in investing activities		**(25,411)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		140,000
Forward Financing		150,465		-
Treasury Stock		-		(5,000)
Repayment of Shareholder Loans		(31,678)		(64,411)
Borrowing on SAFEs		385,850		190,000
Net cash provided/(used) by financing activities		**504,636**		**260,589**
Change in Cash		(312,064)		445,751
Cash—beginning of year		454,970		9,219
Cash—end of year	**$**	**142,905**	**$**	**454,970**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	13	$	504
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-	$	-
Issuance of equity in return for accrued payroll and other liabilities		-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MacroFit Inc. was incorporated on October 3, 2018, in the state of Delaware. The financial statements of MacroFit Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in North Hollywood, California.

MacroFit is a connected fitness startup that pairs innovative, at-home fitness hardware with app-based fitness programs from over fifty trainers. The company engages in the development of proprietary software and hardware for fitness and recovery solutions. MacroFit's. The Company takes a unique and bottoms up approach to capture a bigger market by providing a variety of versatile workout programs across a wide range of sports and functional fitness while innovating on new hardware - like the Fit! Home Gym at price points more affordable and a user experience that naturally encourages cross-sell between hardware and content subscriptions rather than forcing it on a user.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $176,110, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years
Warehouse Studio & Office Rennovations	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

MacroFit, Inc. s a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its photography and video footage for residential and commercial use to the customers.

Cost of sales

Costs of goods sold include the cost of supplies and materials, shipping, merchant fees, instructor payouts, filming, and production.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to 2,426,568 and $1,866,120 which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 30, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid expenses and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Inventory	25,656	-
Prepaid Software	4,699	-
Total Prepaids and Other Current Assets	**$ 30,355**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Expenses	124,341	-
Other current liabilities	74,861	
Total Other Current Liabilities	**$ 199,201**	**$ -**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Machinery & Equipment	$ 19,256	$ -
Warehouse Studio & Office Rennovations	6,155	-
Property and Equipment, at Cost	**25,411**	**-**
Accumulated depreciation	(1,801)	-
Property and Equipment, Net	**$ 23,611**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,801 and $0 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 19,600,000 shares of Common Shares class A and class B with a par value of $0.00001. 14,000,000 shall be designated as Class A and 5,600,000 as Class B. As of December 31, 2021, and December 31, 2020, 5,069,933 shares of class B and 5,000,000 shares of class A have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,264,601 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	-	-
Granted	887,103	$ 0.05	
Execised	-	-	
Expired/Cancelled	282,448	-	-
Outstanding at December 31, 2020	604,655	$ 0.05	6.57
Exercisable Options at December 31, 2020	169,269	$ 0.05	6.57
Granted	310,321	-	
Execised	-	-	
Expired/Cancelled	220,838	-	
Outstanding at December 31, 2021	694,138	$ 0.05	5.53
Exercisable Options at December 31, 2021	204,378	$ 0.05	5.53

Stock option expense for the years ended December 31, 2021, and December 31, 2020 was $21,935 and $4,633, respectively.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	93,078	$ 0.0860	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2020	93,078	$ 0.0860	(1.52)
Granted	-		
Vested			
Forfeited	(23,145)	$ 0.0860	
Outstanding at December 31, 2021	69,933	$ 0.0860	(2.52)

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $4,599 and $4,559, respectively.

7. DEBT

Forward Financing

During fiscal year 2021, the Company entered into the finance agreement with ClearCo in the initial amount of $220,000 and fixed interest fee of $26,400. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $150,456 and $0 and entire amount is classified as the current portion.

Owner Loans

In 2020, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Michael DeVerna	$ 31,678	0.25%	Fiscal Year 2020	No set maturity	$ -	$ -	$ -	$ 31,678	$ -	$ 31,678
Total					$ -	$ -	$ -	$ 31,678	$ -	$ 31,678

As defined by the Contract interest will be computed as simple interest on the unpaid principal balance hereof at a variable rate equal to the Annual AFR for Short-term loans. Simple interest will be based on annual compounding, with allocated simple interest calculations performed each month based on the applicable Short-Term Annual AFR for the month divided by twelve months times the unpaid principal balance on the last day of the prior month. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

				As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Discount	2021	2020
Safes I-VII	Fiscal Year 2018	$ 3,000,000	Not set	$ 73,000	$ 73,000
Safes VIII-IX	Fiscal Year 2020	$ 12,000,000	Not set	$ 190,000	$ 190,000
Safes X-XIX	Fiscal Year 2021	$12,000,000-$18,000,000	Not set	$ 385,850	$ -
Total SAFE(s)				**$ 648,850**	**$ 263,000**

If there is an Equity Financing before the expiration or termination of this SAFE, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this Safe, the Investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Conversion Price, if the investor fails to select the cash option. If there is a Dissolution Event before this Safe expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(487,502)	$	18,413
Valuation Allowance		487,502		(18,413)
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(503,108)	$	(15,606)
Valuation Allowance		503,108		15,606
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,686,019 and the Company had state net operating loss ("NOL") carryforwards of approximately $1,686,019. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

From December 31, 2012, through September 9, 2022, the Company issued one demand grid promissory note to the shareholder owner and officer, Michael DeVerna in the amount of $ 96,089. The notes bear interest rate of annual AFR for short-term loans. The accrued interests together the entire principals shall be due and payable on demand at owner request. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $0 and $31,678.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 24, 2022, which is the date the financial statements were available to be issued.

During the mentioned period, the Company issued one demand grid promissory note its owner and officer, Michael DeVerna in the amount of $57,000. The note bears interest rate of annual AFR for short-term loans. The accrued interest and the entire principal shall be due and payable on demand at owner request.

The company issued two Simple Agreement for Future Equity (SAFEs) in the aggregate amount of $25,000, with valuation cap of $15,000,000 and no discount rate.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,707,505, an operating cash flow loss of $791,289, and liquid assets in cash of $142,905, which less than a year's worth of cash reserves as of December 31, 2021 These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Invest Now | Add to Watchlist

Modern, Innovative Fitness Tech and Hardware

INVEST IN MACROFIT, INC. TODAY!

Fit! is a connected fitness brand that partners with influencers to pair world-class subscription
content with state-of-the-art fitness hardware. In the last 3 years, we've launched an app with over 100,000 paying customers, partnered with over 50 fitness influencers f... Show more


fit!

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT TERMS REWARDS DISCUSSION INVESTING FAQS

Reasons to Invest

- After a successful campaign on StartEngine earlier this year, we've more than doubled monthly sales of the Fit! Home Gym, opened new distribution centers, begun the process of launching in retail with Dick's Sporting Goods, and we're currently in talks to get into Costco.

- We currently have collaborations with over 50 pro athletes, trainers, and influencers for our subscription content and promoting of hardware. The Fit! App is live for iOS, Android, iPad, and Apple TV.

- Our proven management team is experienced in tech and high-growth startups, having previously scaled Wag! from inception to over 100 cities. Wag! is now a publicly traded company on the Nasdaq stock exchange.


Since Our Last Raise
Doubled monthly sales of the Fit! Home Gym
Opened new distribution centers
Begun the process of launching in retail with Dick's Sporting Goods
DICK'S SPORTING GOODS

THE PROBLEM

Fitness Tech Needs to be More Accessible

Currently connected fitness is a booming industry, with rapidly growing technology and interest from consumers.

However, until now, most connected hardware has been overly expensive and limited in its applications. It is a fragmented market across hundreds of different apps limited to single-use movements.


How Can You Justify
SPENDING TONS OF MONEY
On A Machine That
CAN ONLY DO ONE THING?

THE MARKET

Why Now?

Connected fitness has become a massive $10B industry, but most products and solutions are catered to the high-end market and too expensive or limited for the average person (source).

Fit! is one of the first companies to combine the $100B creator economy with connected fitness and at price points affordable to anyone (source).


$10B
Connected Fitness
fit!
$100B
Creator Economy

(source, source)

THE SOLUTION

Uniting Innovative Fitness Tech with Cost-Effective Workout Hardware

Fit! Is an influencer-backed community that pairs subscription workout programs with innovative fitness hardware at affordable prices.

By leveraging the power of influencers and tapping into the community, Fit! becomes more than a single product – it's a process for continuously innovating on new cutting-edge content & hardware, backed by a growing community of influencers and customers.

A Home Gym For Everyone

Fit's proprietary hardware is flexible, modular, space-saving, and fast to market.
Our flagship hardware product, the Fit! Home Gym has made it possible for ANYONE to have a gym in their home. It's compact, collapsable, and affordable.

The Fit! Home Gym is a bodyweight home gym that will fit in any apartment, and it comes with a price tag that makes it easily affordable for anybody. Its sleek design and collapsibility give users the option of putting it away after use or leaving it up without detracting from the aesthetics of their home.


fit!
00:58

The Fit! App is Live for iOS, Android, iPad, and Apple TV


INFLUENCER MARKETING
MEETS CONNECTED FITNESS

By leveraging influencers, a diverse set of movements, skills, affordable pricing & a lean, fast-to-market approach, Fit! aims to win out and serve a massive market.

Old Way

- Single purpose hardware
- Expensive
- Slow to market
- Supply chain constraints
- Limited influencer play around single fitness verticles
- Limited community

Our Approach

- Influencers provide distribution
- Fast to market
- Affordable
- Multi-purpose, products
- Nimble, adaptable to trends
- Lower CAC
- Subscription
- Community

Over 50 Instructors



50+
Professional Trainers

**Images are computer generated demo versions. Product is currently under development.*

Game-changing Fitness Products

Launching in time for this holiday season is the Fit! Heated Roller. A novel dual therapy device that combines heat with foam rolling. The patent-pending design provides up to 40 minutes of sustained heat on a single charge with no external heating source required.



**The Fit! Heated Roller is still in the prototype phase and not yet available on the market.*

Our Most Revolutionary Innovation Launches at the End of 2022

Slated for the end of 2022: **The Newton** is a free-floating strength-training system that uses digital weight and cables to offer the user more exercise options than any other connected hardware on the market. Once released, purchases of the Newton will be paired with app subscriptions for our online programs targeting strength, weight loss, toning, general health, and more. The app will also serve as a control for the system. Use it to set your exercise, count your reps, deliver weight tension that pushes you to failure or reduces weight while in use to help adjust your form or allow you to finish an exercise. We believe the Newton will have mass-market appeal to both the at-home and gym markets.


VARIATIONS
Flat Bench Press
Incline Bench Press
Standing Overhead Press
Lateral Dumbbell
Deadlift Barbell
Chest Fly

**The Newton is in the prototype phase and not currently available on the market.*

Our Bold Approach

Fit!'s approach combines multiple revenue streams and will span across hundreds of influencers for subscription content, innovative hardware products, and a community-based approach to growth. Fit's unique strategy leverages community data to continuously adapt and innovate where demand is proven. We've sold over $2.9M in home gyms and over $10M in total revenue in our first few years.


Influencers
fit!
Network Effects
Customers
Products

We believe our fast go-to-market strategy and booming ecosystem of customers and influencers will continue to give us a sustainable competitive advantage for gaining traction on each of our new products.

Why Invest

Expanding the Market for Connected Fitness

In 3-5 years, we see Fit! as a successful fitness brand working with hundreds of the best influencers and athletes and selling a multitude of connected hardware products serving a variety of customers across different fitness niches and hobbies. With a highly experienced team of serial entrepreneurs and a proven business model, we believe that we have what it takes to disrupt the multi-billion dollar home fitness markets.

As a consumer-facing business, we are excited to turn to the community to back our vision for the future of fitness.

Join us in our mission to create innovative ways to deliver fitness to our customers.

ABOUT

HEADQUARTERS
4946 Bellaire Ave
Los Angeles, CA 91607

VALUATION
$20.06M

PREVIOUSLY CROWDFUNDED
$144k

Fit! is a connected fitness brand that partners with influencers to pair world-class subscription content with state-of-the-art fitness hardware. In the last 3 years, we've launched an app with over 100,000 paying customers, partnered with over 50 fitness influencers for distribution, launched a unique piece of home workout equipment that's generated over $3 million in sales, and we are now gearing up for the launch of one of the most innovative strength training systems ever imagined.

TEAM



Michael DeVerna
CEO & Board Director

Mike is a four-time startup operator and consumer marketplace growth expert.

Previously was part of the founding team and COO at Wag!


fit!

Tyler Do
Head of Hardware

Tyler is a mechanical engineer with over 6 years of experience in mechanical design, product development, and bringing new and innovative products and concepts to market. Having been involved with multiple startup companies ranging from indoor farming to micromobility, problem solving and innovation are at his core. As Co-Founder and Head of Hardware at Fit!, Tyler has successfully brought multiple products to market and looks forward to all of the innovation that awaits.

TERMS

Macrofit, Inc.

Overview

PRICE PER SHARE
$1.59

VALUATION
$20.06M

DEADLINE
Jan 17, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.63

OFFERING TYPE
Equity

MAX INVESTMENT
$474,486.21

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
6,289

SHARES OFFERED
Class A Common Stock

MAX NUMBER OF SHARES OFFERED
298,419

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Macrofit, Inc.**
Corporate Address	:	**4946 Bellaire Ave, Los Angeles, CA 91607**
Offering Minimum	:	**$9,999.51**
Offering Maximum	:	**$474,486.21**
Minimum Investment Amount (per investor)	:	**$249.63**

Terms

Offering Type	:	**Equity**
Security Name	:	**Class A Common Stock**
Minimum Number of Shares Offered	:	**6,289**
Maximum Number of Shares Offered	:	**298,419**
Price per Share	:	**$1.59**
Pre-Money Valuation	:	**$20,062,882.35**

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives*

Loyalty Bonus Perk: 20% bonus shares

Time-based Perk: 10% bonus for first 72 hours

Volume

Tier 1 Perk: $1k. Lifetime access to the app

Tier 2 Perk: $2500. 5% bonus shares

Tier 3 Perk: $5k: 10% bonus shares

Tier 4 Perk: $10k: 15% bonus shares

Tier 5 Perk: $20k: 25% bonus shares

Tier 6 Perk: $50k: 40% bonus shares

Tier 7 Perk: $100k: 50% bonus shares

Tier 8 Perk: $150k: 60% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MacroFit, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.59 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $159. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

10% Early Bird Perk
10% bonus for first 72 hours
02 DAYS 20 HOURS 51 MINS 15 SECS

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Macrofit, Inc..

$249.00
STARTENGINE OWNER'S BONUS
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.
Select

$249.00
EARLY BIRD PERK
10% bonus for first 72 hours
Select

$1,000.00
TIER 1 PERK
Lifetime access to the app
Select

$2,500.00
TIER 2 PERK -5%
5% bonus shares
Select

$5,000.00
TIER 3 PERK - 10%
10% bonus shares
Select

$10,000.00
TIER 4 PERK - 15%
15% bonus shares
Select

$20,000.00
TIER 5 PERK - 25%
25% bonus shares

$50,000.00
TIER 6 PERK - 40%
40% bonus shares

$100,000.00
TIER 7 PERK - 50%
50% bonus shares

Select

Select

Select

$150,000.00

TIER 8 PERK
60% bonus shares

Select

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Narrator:

This is Fit!

An LA-based company whose goal is to transform the world of connected fitness.

Combining state-of-the-art fitness equipment with content from over 50 of the world's top professional athletes and trainers - Fit is setting a high bar when it comes to innovations in the industry.

Fit! Has made a splash by landing some of the best athletes around the world for their subscription content and innovative equipment launches in The Fit! Home Gym and p-bars.

After a successful campaign on StartEngine earlier this year, the company has

more than doubled monthly sales of the Fit! Home Gym

opened new distribution centers

begun the process of launching in retail with Dick's Sporting Goods

To date, the Home Gym has grossed over $2.9 million in revenue, and with your help we hope to triple that number next year.

The growing popularity of the Fit! Home Gym is attracting notable celebrities, like Joe Jonas, who are reaching out and commenting on how much they enjoy incorporating this unique piece of equipment into their workout routines.

Following the success of the Fit! App, the Fit! Home Gym, and P-bars, Fit! has more innovative products on the way.

Like the Heated Roller - After nearly a year of development, testing and feedback, Fit! Has created a cordless and rechargeable Heated Foam Roller unlike any other.

Combining the benefits of heat therapy and foam rolling, the Fit! Heated Roller is changing the game for mobility rolling and physical therapy.

The Newton is what we believe to be one of the single most innovative and versatile strength training devices imagined.

It employs a free floating cable system that mimics gravity, providing the benefits of free weights, cable machines and smith machine, all built into one smart and compact device.

The Newton connects with the Fit app and provides a multitude of unique experiences for the user.

-It will automatically adjust the positioning of the cables per exercise.

-Spot you while you lift.

-Record your progress

-Correct your form.

-Reduce or increase weight tension per your goals.

-And provide you with the most state-of the-art experience

Fit's led by a proven team that's taken a company public. Including the CEO, Mike DeVerna, a serial startup and tech entrepreneur, who previously led Wag! as their COO from its inception to over 100 cities launched worldwide. Wag! is now a publicly traded company on the Nasdaq stock exchange.

They are also backed by an early investor named to the Forbes Midas 100 - a list of the top 100 dealmakers in high tech and science industries. And by TechStars Sports Accelerator as one of the leading companies focused on the future of sports and fitness.

In the last 3 years, Fit has launched an app with over 100,000 paying customers, partnered with over 50 fitness influencers for distribution, launched a unique piece of home workout equipment that's generated over $2.9 million in sales, and is continuing to innovate game-changing fitness hardware with products like the Heated Roller and the Newton.

We believe there's a huge gap in the fitness market - flooded by expensive products attempting to replicate companies like Peloton, with high price points and required subscriptions.

Fit!'s differentiated approach focuses on building community, great content and innovative hardware that solves a problem, all at more affordable price points than many of the top fitness companies out there. This approach has proven successful and is expanding the market of who can get access to connected fitness.

Even while many other fitness companies are struggling post covid, Fit is growing faster than ever.

Fit's mission to democratize connected fitness and build a category-defining consumer brand has never been more clear. We would love to have you join us on this journey and get involved in the early stages of a growing fitness brand.

Secondary Campaign Video

Introducing the Fit! Home Gym, one of the most versatile and compact body-weight systems ever created. Grow and practice your calisthenic skills right from home whether you're a pro or a beginner. Within just 60 seconds, you'll practically have an entire calisthenics gym in your home. Its modular-based design allows for countless setups including an extended height pull-up bar adding an extra six inches of height. Plus, it's simple to transport and store. Starting at just $399, get your own Fit! Home Gym today and discover strength you never knew you had.

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Platform Compensation

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